

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Anthony Hayes
Chief Executive Officer and Chairman
Dominari Holdings Inc.
725 5th Avenue, 22nd Floor
New York, NY 10022

> **Re: Dominari Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed December 13, 2024**
> **File No. 333-283804**

Dear Anthony Hayes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Adam C. Berkaw